[Letterhead of Janney Montgomery Scott LLC]

February 7, 2025

Via Edgar

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Marathon Bancorp, Inc. Registration Statement on Form S-1 (Registration Number 333-283805) Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, we hereby join Marathon Bancorp, Inc. in requesting that the effective date of the above-referenced Registration Statement be accelerated so that it will become effective at 3:00 p.m., Eastern Time, on February 11, 2025, or as soon thereafter as is practicable.

Very Truly Yours,

Janney Montgomery Scott LLC

/s/ Brian Flaherty
Name: Brian Flaherty
Title: Vice President